SECURITIES A[illegible]
Was[illegible]

16022388

SEC
Mail Processing
Section
DEC 01 2016
Washington DC

OMB APPROVAL	
[illegible] Number:	3235-0123
[illegible]res:	May 31, 2017
[illegible]mated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 9/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUATTRO M SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

735 Ridgefield Road
(No. and Street)

Wilton	CT	06897
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene L. Mauro 203-210-5422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sidney W. Azriliant, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

501 Fifth Avenue, 15th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2016 NOV 31 AM 11:45
SEC / TM

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eugene L. Mauro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quattro M Securities, Inc., as of November 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MERIC JUSTIN GREENBAUM STATE OF NEW YORK NOTARY PUBLIC Qualified in Kings County 02GR6322142 MY COMMISSION EXPIRES 03/30/2019

[signature]
Signature

President
Title

[signature] 11/30/16
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Internal Control report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- x (p) Rule 418.15 Statement
- x (q) Broker Dealer's representations to auditor.
- x (r) Exemption from Section 240.15c3-3 etc.
- x (s) CPA's supplemental report.

QUATTRO M SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

For The Fiscal Year Ended September 30, 2016

SIDNEY W. AZRILIANT, CPA, P.C.

Certified Public Accountants

501 Fifth Avenue - 15th Floor - New York, NY 10017
Telephone: 212-869-8223

To the Board of Directors

Quattro M Securities, Inc.

We have audited the accompanying Statement of Financial Condition of Quattro M Securities, Inc. as of September 30, 2016, and the related Statements of Operations and Retained Earnings, Changes in Stockholders' Equity, Changes in Subordinated Liabilities, and Cash Flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and the fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

An audit also includes assessing the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quattro M Securities, Inc. as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America and was made in accordance with standards of the Public Company Accounting Oversight Board.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements taken as a whole.

November 30, 2016 SIDNEY W. AZRILIANT, CPA, P.C.

EXHIBIT A.

QUATTRO M SECURITIES, INC.

Statement of Financial Condition

As at September 30, 2016

ASSETS

Current Assets		
Cash in bank	$ 74,166	
Deposit with Clearing Organization	150,000	
Commissions Receivable - Clearing Corp.	357,751	$581,917
Other Assets		
Other Receivables		49,129
Due from Adler Coleman, bankrupt		75,591
		124,720
TOTAL ASSETS		**$706,637**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued expenses and accounts payable		$ 73,844
Total Liabilities		$ 73,844
Stockholders' Equity		
Capital Stock Issued:		
200 shares authorized - NPV		
100 shares issued & outstanding	$ 500	
Paid In Surplus:	149,500	
Retained earnings:	482,793	
Total Stockholders' Equity		**$ 632,793**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		**$ 706,637**

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT B.

QUATTRO M SECURITIES, INC.

Statement of Operations and Retained Earnings

For the Fiscal Year ended September 30, 2016

Income	
Commissions and floor brokerage	$ 4,236,236
Interest earned on firm deposit and clearance accounts and other revenue	4
Total Income	**$ 4,236,240**
Operating Expenses	
Officer compensation	190,000
Employees' compensation and benefits	1,654,740
Selling, general and admin expenses	1,949,637
Regulatory fees and expenses	366,199
Commissions paid	36,837
Total Operating Expense	**$ 4,197,413**
Net income for Year	**$ 38,827**
Retained Earnings - October 1, 2015	443,966
Retained Earnings - September 30, 2016	**$ 482,793**

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT C.

QUATTRO M SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the Fiscal Year ended September 30, 2016

Balance - Beginning of Year	**$443,966**
Net Income per Exhibit B	38,827
Balance - End of Year	**$482,793**

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT D.

QUATTRO M SECURITIES, INC.

Statement of Changes in Subordinated Liabilities

For the Fiscal Year ended September 30, 2016

Balance - Beginning of Year	$	-0-
Qualified debt paid during year		-0-
Balance - End of Year	$	-0-

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT E.

QUATTRO M SECURITIES, INC.

Statement of Cash Flows

For the Fiscal Year ended September 30, 2016

Cash Flows from Operating Activities	
Net Income per Exhibit B:	$ 38,827
Changes in Assets & Liabilities:	
Increase in commissions receivable	(44,822)
Increase in other assets	(3,371)
Decrease in accrued expenses and accounts payable	(19,888)
Increase in deposit with clearing corp	(50,000)
Net Cash - Operating Activities (Decrease):	($ 79,254)
Contribution to paid in surplus increase	149,997
Net changes in cash equivalents increase	70,743
Cash Balance - Beginning of Year:	$ 3,423
Cash Balance - Ending of Year:	$ 74,166

Supplemental disclosure of cash flow information:

Cash paid during year for:	
Interest	$ 1,536
Corporation income & franchise taxes	-0

The accompanying notes to financial statements are an integral part of this report.

SCHEDULE 1.

QUATTRO M SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15C3-1

As at September 30, 2016

Computation of Net Capital

Total Stockholders' Equity - Exhibit A	$ 632,793
Subordinated debt	-0-
	632,793
Less: Non-allowable assets	124,720
Net Capital	**$ 508,073**

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$ 5,000
Minimum Dollar Net Capital Requirement	$ 4,923
Excess Net Capital	$ 503,073
Percentage of Aggregate Indebtedness to Net Capital	14.53%

No material difference exists between our Audit Report for the fiscal year ending September 30, 2016 and the Focus Report X-17A-5 as of September 30, 2016.

The accompanying notes to financial statements are an integral part of this report.

SCHEDULE 2.

QUATTRO M SECURITIES, INC.

Information Relating to the Possession or Control Requirements

Pursuant to Rule 15C3-3

As at September 30, 2016

The Corporation claims exemption from the requirements of Rule 15C3-3 under Section (k)(2)(B) of the rule, on the grounds that all customer transactions were cleared through ConvergEx Group on a fully disclosed basis.

The accompanying notes to financial statements are an integral part of this report.

QUATTRO M SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2016

Note 1 – Date of Incorporation – The Corporation was incorporated in New York on December 5, 1994 under the name of Quattro M Securities, Inc. The Corporation conducts a stock brokerage business on the floor of the New York Stock Exchange and from offices at 735 Ridgefield Road, Wilton, CT 06897. In connection with the firm's stock brokerage business, it receives income from floor brokerage and commissions on customers' accounts. All customer transactions are cleared through Industrial and Commercial Bank of China Financial Services, LLC, on a fully disclosed basis.

Note 2 – Commitments and contingencies -- The Corporation leases a NYSE Membership and is responsible for monthly payments thereon. The Corporation has its corporate offices at 735 Ridgefield Road, Wilton, CT 06897.

Note 3 – Insurance -- The Corporation maintains a renewable Stockholders Blanket Bond as required by the New York Stock Exchange. The Corporation is a member of the Securities Investors Protections Corporation (SIPC).

Note 4 – Net Capital Requirements -- The Corporation is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the Corporation to maintain minimum dollar net capital of $5,000. At September 30, 2016 the Corporation had net capital of $508,073.

Note 5 – Other Assets – The Corporation is owed commissions from Adler Coleman & Co., in bankruptcy and other non current receivables, of $124,720. No allowance for bad debts is made on this receivable, which is excluded from net capital.

SIDNEY W. AZRILIANT, CPA, P.C.
501 FIFTH AVENUE, 15TH FLOOR
NEW YORK, N.Y. 10017

TEL: (212) 869-8223
FAX: (212) 840-2540

November 30, 2016

Board of Directors
Quattro M Securities, Inc.
735 Ridgefield Road
Wilton, CT 06897

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of General Assessment and Payments (Form SIPC-6) to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2016, which we agreed to by Quattro M Securities, Inc. Co, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC and solely to assist you and the other specified parties in evaluating Quattro M. Securities, Inc.'s compliance with the applicable instructions of the General Assessment Payment Form (Form SIPC-6). Quattro M. Securities, Inc.'s management is responsible for the Quattro M Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-6 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2016, as applicable, with the amounts reported in Form SIPC-6 for the year ended September 30, 2016, noting no differences.
3. Compared any adjustments reported in Form SIPC-6 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

SIDNEY W. AZRILIANT, CPA, PC

Sidney W. Azriliant

SWA:la

SIPC-7 (33-REV 7-10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7-10)

For the fiscal year ended 12/31/15

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

QUATTRO M SECURITIES
735 RIDGEFIELD RD
WILTON CT 06897

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 12062.—

B. Less payment made with SIPC-6 filed (exclude interest) (6724.—)

7/25/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5338.—

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5338.—

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5338.—

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

QUATTRO M SECURITIES
(Name of Corporation, Partnership or other organization)

[signature] Mauro
(Authorized Signature)

Dated the 24 day of JANUARY, 20 16.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

QUATTRO MI SECURITIES
2015

131,194

SIPC-6 (34-REV 7/14)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Payment Form
For the first half of the fiscal year ending 12/31/2016

SIPC-6 (34-REV 7/14)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*******444*****************ALL FOR AADC 100
048529 FINRA DEC
QUATTRO M SECURITIES INC
501 5TH AVE FL 15
NEW YORK NY 10017-7060

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ 5455

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable ______

2. Assessment balance due ______

B. Interest computed on late payment (see instruction E) for ___ days at 20% per annum ______

C. Total assessment and interest due $ 5455

D. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as C above) $ ______

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

QUATTRO M. SECURITIES INC

(Name of Corporation, Partnership or other organization)

X [signature]

(Authorized Signature)

PRESIDENT

(Title)

Dated the 21st day of JULY, 2016

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Item No. [illegible]

Eliminate cents

$ 2192038

[illegible]

9950

[illegible]

9950

2182088

5455

QUATTRO M SECURITIES, INC.
735 Ridgefield Road
Wilton, CT 06897

November 30, 2016

To All Members and Allied Members of Quattro M. Securities Inc.

Re: Rule 418.15 Statement

Please be advised that our Corporation has filed the annual financial statements at September 30, 2016 and operational reports with FINRA and the SEC. We attest that such financial statements and operational reports have been or will be made available to all members of the organization.

Very truly yours,

By: [signature]
Eugene M. Mauro
EM

By: [signature]
Kathleen Ash Lange, CPA

QUATTRO M SECURITIES, INC.
735 Ridgefield Road
Wilton, CT 06897

November 30, 2016

Sidney W. Azriliant, CPA, P.C.
501 Fifth Avenue, 15th Floor
New York, NY 10017

We are providing this letter in connection with your audit of the balance sheet of Quattro M Securities Inc. as of September 30, 2016 and the related statements of income, retained earnings and cash flows for the period then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, the results of operations, and cash flows of Quattro M Securities Inc. in conformity with U.S. generally accepted accounting principles. We confirm that we are also responsible for fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

We conform to the best of our knowledge and belief, as of November 30, 2016 the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with U.S. generally accepted accounting principles.

2. We have made available to you all financial records and related data and minutes of the meetings of the Board of Directors.

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. There have been no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

6. We have no knowledge of any fraud or suspected fraud affecting the company involving:

   a. Management.
   b. Employees who have significant roles in internal control.
   c. Others where the fraud could have a material effect on the financial statements.

7. We have no knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, regulators, or others.

8. The company has no plans or intentions that may materially affect the carrying value of classification of assets and liabilities.

9. The following have been properly recorded or disclosed in the financial statements:

   a. Related party transactions and related accounts receivable or payable, including sales, purchases, transfers, leasing arrangements, and guarantees.
   b. Guarantees, whether written or oral, under which the company is contingently liable.

10. There are no estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements. We understand, we have no knowledge of concentrations existing at the date of the financial statements that make the company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements.

11. There are no:

    a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
    b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial accounting standards No. 5.
    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

12. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

13. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the financial statements.

Signed: ____________________

Title: President

Quattro M Securities Inc.
Exemption Report
September 30, 2016

Quattro M Securities Inc. asserts, to its best knowledge and belief, the following:

(1) Quattro M Securities Inc., claims an exemption from § 240.15c3-3 under section *(k)(2)(ii)* which applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

(2) Quattro M Securities Inc. has met such exemption provisions in § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

Quattro M Securities Inc.

[signature]

Date: November 30, 2016

SIDNEY W. AZRILIANT, CPA, P.C.
501 FIFTH AVENUE, 15TH FLOOR
NEW YORK, N.Y. 10017
TEL: (212) 869-8223
FAX: (212) 840-2540

November 30, 2016

SECURITIES AND EXCHANGE COMMISSION

FINRA and SIPC

Re: Quattro M. Securities, Inc.
SEC File No. 8-48629

Gentlemen:

Our firm has examined the Exemption Report Section 240.15c3-3 et al prepared by Quattro M Securities Inc. in accordance with PCAOB standards and find the Exemption Report to be completely true and accurate. This is in addition to all prior reports included in the financial statements.

Very truly yours,

SIDNEY W. AZRILIANT, CPA, PC

Sidney W. Azriliant

SWA:la